Filed Pursuant to Rule 424(b)(7)
Registration Statement No. 333-132469
333-132469-01
333-132469-02

Supplement No. 1

(To Prospectus dated March 16, 2006 and Prospectus Supplement dated March 16, 2006)

$2,000,000,000

Prudential Financial, Inc.

Floating Rate Convertible Senior Notes due November 15, 2035

This supplement updates and amends certain information contained in the prospectus dated March 16, 2006, as supplemented by the prospectus supplement dated March 16, 2006, relating to the offer and sale from time to time by certain selling securityholders of up to $2,000,000,000 aggregate principal amount of our Floating Rate Convertible Senior Notes due November 15, 2035, and any Common Stock issuable upon conversion of the notes. The terms of the notes are set forth in the prospectus and prospectus supplement dated March 16, 2006. This supplement is not complete without, and may not be utilized except in connection with, the accompanying prospectus and prospectus supplement dated March 16, 2006, including any amendments or further supplements thereto. This supplement is qualified by reference to the prospectus and prospectus supplement dated March 16, 2006 and any amendments or further supplements thereto, except to the extent that the information in this supplement supersedes the information contained in the prospectus or in the prospectus supplement dated March 16, 2006.

See “Risk Factors” beginning on page S-2 of the prospectus supplement dated March 16, 2006 to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this supplement or the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this supplement is April 3, 2006

The information in the table under the caption “Selling Securityholders” in the prospectus supplement dated March 16, 2006 is modified by adding the information below with respect to persons not previously listed in the prospectus supplement dated March 16, 2006 or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus supplement dated March 16, 2006 or any amendments or supplements thereto with the information that is set forth below.

SELLING SECURITYHOLDERS

Name	Principal Amount of Notes Beneficially Owned Prior to this Offering	Principal Amount of Notes Offered	Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)	Number of Shares of Common Stock Offered(1)	Principal Amount of Notes Owned After Completion of Offering(2)	Number of Shares of Common Stock Owned After Completion of Offering(2)
Altma Fund SICAV PLC in Respect of Trinity Sub-Fund	$6,732,000	$6,732,000	74,800	74,800	$0	0
AM International E MAC 63 Ltd.	13,834,000	13,834,000	153,711	153,711	0	0
Argent Classic Convertible Arbitrage Fund Ltd.	7,390,000	7,390,000	82,111	82,111	0	0
Basso Fund Ltd.(5)	700,000	700,000	7,778	7,778	0	0
Basso Holdings Ltd.(5)	9,700,000	9,700,000	107,778	107,778	0	0
Basso Multi-Strategy Holding Fund Ltd.(5)	2,100,000	2,100,000	23,333	23,333	0	0
Black Diamond Offshore Ltd.	1,586,000	1,586,000	17,622	17,622	0	0
Blue Cross Blue Shield of Arizona, Inc.	180,000	180,000	2,000	2,000	0	0
Blue Cross Blue Shield of Delaware, Inc.	225,000	225,000	2,500	2,500	0	0
CareFirst Blue Choice, Inc.	510,000	510,000	5,667	5,667	0	0
CareFirst of Maryland, Inc.	600,000	600,000	6,667	6,667	0	0
City of Birmingham Retirement & Relief System	950,000	950,000	10,555	10,555	0	0
Dr. Stephen J. Darling	20,000	20,000	222	222	0	0
Double Black Diamond Offshore LDC	8,414,000	8,414,000	93,488	93,488	0	0
GEO Global Convertible Bond Mutual Fund Represented by Credit Agricole Asset Management	1,800,000	1,800,000	20,000	20,000	0	0
GRD 8 Mutual Fund Represented by Credit Agricole Asset Management	49,000,000	49,000,000	544,444	544,444	0	0
Group Hospitalization and Medical Services, Inc.	935,000	935,000	10,389	10,389	0	0
HealthNow New York, Inc.	275,000	275,000	3,055	3,055	0	0
Lehman Brothers, Inc.(4)	168,000,000	168,000,000	1,866,648	1,866,648	0	0
Liechtensteinische Landesbank	650,000	650,000	7,222	7,222	0	0
Lyxor/AM Investment Fund Limited	5,050,000	5,050,000	56,111	56,111	0	0
Dr. Lawrence Muroff	130,000	130,000	1,444	1,444	0	0
UBS AG London fbo WCBP(3)	40,000,000	40,000,000	44,444	44,444	0	0
Other securityholders(6)(7)	1,071,097,000		11,901,066

(1)	Assumes conversion of all of the holders’ notes at the maximum initial conversion rate of 11.1111 shares per $1,000 principal amount of notes. However, the maximum conversion rate is subject to adjustment as described under “Description of Notes—Conversion Rights—Conversion Price Adjustments.” As a result, the amount of Common Stock issuable upon conversion of the notes may increase or decrease in the future.

S-2

(2)	Assumes that all of the notes and/or all of the Common Stock into which the notes are convertible are sold.
(3)	This selling securityholder has identified itself as an affiliate of a broker-dealer.
(4)	This selling securityholder has identified itself as a broker-dealer.
(5)	Basso Capital Management L.P. (“Basso”) is the investment manager to Basso Fund Ltd., Basso Holdings Ltd. and Basso Multi-Strategy Holding Fund Ltd. (collectively the “Funds”). Howard Fischer is a managing member of the Basso GP LLC, the General Partner of Basso and has ultimate responsibility for trading with respect to the Funds. For purposes of the reporting requirements of the Exchange Act, Mr. Fischer may be deemed to be the beneficial owner of the notes; however, Mr. Fischer has expressly disclaimed that he is, in fact, the ultimate beneficial owner of the notes.
(6)	Reflects securities held by securityholders who have not provided us with resale information. Such securityholders may not use the prospectus supplement dated March 16, 2006 to sell notes or shares of our Common Stock issuable upon conversion of the notes until they are identified in an amendment to the registration statement of which this supplement is a part or in additional supplements. Information about other selling securityholders will be set forth in an amendment to the registration statement of which this supplement is a part or in additional supplements, as required.
(7)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any Common Stock other than the Common Stock issuable upon conversion of the notes.

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